Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following is a transcript of a conference call sponsored J.P. Morgan and held on May 16, 2005. A link to the webcast of this event was posted to Adobe's Investor Relations webpage on May 16, 2005.

FINAL TRANSCRIPT

Conference Call Transcript

ADBE - Adobe Systems at JPMorgan 33rd Annual Technology Conference

Event Date/Time: May. 16. 2005 / 7:30AM PT

Event Duration: N/A

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May. 16. 2005 / 7:30AM, ADBE - Adobe Systems at JPMorgan 33rd Annual Technology Conference

CORPORATE PARTICIPANTS

 Mike Saviage

 Adobe Systems Incorporated - IR

 Bruce Chizen

 Adobe Systems Incorporated - CEO

CONFERENCE CALL PARTICIPANTS

 Sterling Auty

 J.P. Morgan - Analyst

 PRESENTATION

 Sterling Auty  - J.P. Morgan - Analyst

 Good morning, everyone. Welcome to the 33rd annual J.P. Morgan Tech Conference. I am very happy to get the conference started today with Adobe. We are fortunate to have with us today the CEO of Adobe, Bruce Chizen, and from investor relations, Mike Saviage. I’m going to turn it over to Mike for just a quick Safe Harbor, and then we’re going to jump into a 20-minute fireside chat, and then open it up to the audience for Q&A at that point. With that, Mike?

 Mike Saviage  - Adobe Systems Incorporated - IR

 (indiscernible). Some of the information discussed today may contain forward-looking statements involving risk and uncertainty. We do encourage you to review our SEC filings on Form 10s Q and K. Also (inaudible) questions or information related to the acquisition of Macromedia, we do intend to file (indiscernible) our Form S-4, and information about the acquisition is available on both Adobe and the Macromedia websites.

 Sterling Auty  - J.P. Morgan - Analyst

 Great. What I wanted to do is I am going to focus questions, just some high-level general questions to start; then we are going to drill into Creative Suite 2, Acrobat 7, the merger, and probably a few follow-on questions to that. Then, like I said, at the end of the 20 minutes we will open it up to the audience.

Now, in terms of from the high-level, Bruce, why don’t we start with just what is the Adobe kind of point of view right now on the software space, coming out of what was a pretty difficult kind of first calendar quarter for the software industry?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 First of all, good morning, everyone. I think overall it is a mixed environment. I think there is some companies like an Adobe that’s doing really well; there’s other companies that are struggling. I think we are in an environment where users, whether they are small or large enterprises, are questioning their investment. They’re looking for a quick return on investment. They’re not interested in experimenting. They want results.

So I think for somebody like Adobe, the fact that we are focused in on the delivery and creation of compelling, reliable, impactful information, we are in good shape. The environmental dynamics around us, everything from transformation from film photography to digital photography, to just the explosion of digital content, is helping out overall business.

 Sterling Auty  - J.P. Morgan - Analyst

 But if we take a look at it, I think there were some, even some questions coming out of the first quarter, even around online advertising. I think Adobe has been associated with print publishing, online publishing, especially advertising. How do you view — can that be a leading indicator? Or just the fact that you have some very fresh new products like Creative Suite 2, does that provide some insulation?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Clearly if you look at Adobe’s business historically, with its (ph) GDP growth rates up or down had the biggest impact on our business. If companies are spending money on marketing and products and services that typically bodes well for Adobe. Now the fact that we do have new products that we are able to gain increasing share of wallet, the fact that Acrobat has little to do with new share of wallet, but it’s a new seat opportunity at a relatively low-cost, helps us a lot.

We are not typically a capital expensed item. Most of our software is sub $1,000, which also insulates us a bit. But if there is an overall challenge in the economy, which quite frankly we don’t see, but if there was a challenge with our overall economy that would be challenging for Adobe.

 Sterling Auty  - J.P. Morgan - Analyst

 As we have kind of moved through time, we have watched you go from a complete channel focus; now you’re starting to build out more of a direct touch or direct sales model. How are you building out that direct sales model? How have your channel partners kind of reacted to it? What should we be thinking from here on in terms of how that grows?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 For our traditional business products like Photoshop and Illustrator and Designer and others, we continue to use two-tiered distribution for the sales of those products. The reality is for many years now we have been calling on the direct end-user customers in many of the large publishing houses, driving demand even though they procure the product through the channel. We have at the same time been focusing (technical difficulty) Within society today we have an opportunity to improve it significantly without server products.

 Sterling Auty  - J.P. Morgan - Analyst

 Now you and I were joking beforehand, we have been doing this for quite some time, and I use it as a lead-in for Microsoft Metro. We’ve seen the press pick up on the idea that this is a PDF-like technology. We have seen lots of posing threats out of Microsoft over the years. How do you view the Metro technology? Is this a PDF killer, or just another one of those things that will fade into the sunset?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Deja vu. I think for the 22 years that we have been in business Microsoft has tried to compete against us. I think what we have learned over the last 22 years, as long as we stay close to what Adobe does well, we’re able to defend ourselves very nicely. In fact we are able to continue to grow our business significantly.

In the old days, they came out with a printer that was similar to PostScript, or a printer language similar to PostScript; and they delivered one printer and it failed. They tried giving away the Microsoft PhotoDraw free with the Microsoft Office to help niche Illustrator and Photoshop at a higher level. That obviously failed, since that product is no longer available in the marketplace. They tried to take products like Microsoft Picture It and Digital Imaging (sic) Pro to once again attack Photoshop; and that failed.

As relates to PDF that has been a 10-year exercise on behalf of Microsoft to try to imitate the wonders of PDF. They tried in the mid-90s with the MDI format and Microsoft Office; that failed. They tried with xdot/InfoPath a couple years ago; that has not been the success that they had hoped. Metro, while it is still too early to tell, once again tries to imitate PDF. The fact that we have been at this now for 10 years, the fact that PDF is so pervasive within society, there’s so many mission-critical workflows built around it, I suspect they will have a difficult time.

That is not to say that Microsoft won’t keep trying. They’re a $40 billion company with just about unlimited resources. But we think we are pretty well defended against them. The other thing is we are multiplatform multioperating system. So not only do we participate in a Windows environment, Mac, and Linux, we also participate on many of the mobile phones as well as some of the other alternative information-consuming and interactive devices.

 Sterling Auty  - J.P. Morgan - Analyst

 Great. Let’s jump into Creative Suite 2. As we look at it, you’re now out in North America and Canada, I believe. When you look at Creative Suite 2, do you think this can give you the same kind of huge lift that we saw with the first Creative Suite, and why?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 The same is going to be tough. Remember, last year I think the overall business, in most part because of the Creative Suite, grew 66% year-over-year. So it will be tough to come up with another 66% year-over-year growth, even though I would like to see that.

At the same time we do think the Creative Suite 2 is going to do extremely well. First of all, people now know what the Creative Suite is. Back when we launched the first version they were still trying to figure out what did we mean by the Creative Suite.

Second thing is if you look at the individual point applications within this suite, they are as compelling as the collection that was in the first suite. If you look at the value-add beyond the point applications, there’s more in Creative Suite 2 then there was in Creative Suite 1. So applications like Bridge and the enhancements that we made to Version Cue.

So we think it’s a very compelling release. Keep in mind, Creative Suite 1 we did not have a typical Creative Professional product buying cycle where it took off and then leveled off quickly. It extended out. There is no reason to believe that the same thing will not happen with Creative Suite 2.

 Sterling Auty  - J.P. Morgan - Analyst

 One of the questions that I often get, though, is — hasn’t everyone that’s going to make the jump from the point product to the suite done that with Creative Suite? Quantitatively, who is left to actually make that jump?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Depending on how you do the math, it is somewhere between 40 and 44 million people that are left. What we said as of the end of last year, we sold about 720,000 Creative Suite 1; we said that there is approximately 3 million creative professionals; and there’s approximately 38 million aspiring creative professionals. About 400,000 of the suites that were sold were sold into that 3 million population. That leaves us with approximately 2.6 million creative professionals. The remaining 300,000 or so were sold into that 38 million aspiring creative professionals. So we think we have lots and loss of headroom with that product well into the future.

 Sterling Auty  - J.P. Morgan - Analyst

 Do you have a sense as of which of the point product users are the most likely to upgrade? Is it the Photoshop guys that are making the move, most likely?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Clearly with the pervasiveness of Photoshop, the fact that just about every creative professional, whether they are doing Web work, whether they’re doing video work, whether they are doing print work, whether they are just a hobbyist, or they are somebody that works in a school or a church doing a newsletter, there is a high probability they are using Photoshop. And that is the person that is most likely to move up from the suite.

The fact that we anticipate that there will be 3 million digital SLR cameras sold this year, or at least the camera industry is saying that — and when I say digital SLR cameras, these are not the point and shoot cameras; these are the $1,000-plus SLR cameras with lenses coming from people like Canon and Nikon — would suggest that people will continue to buy Photoshop. And every one of those customers is a potential Creative Suite customer, because the way we price the suite we have made it very appealing to step up to a Creative Suite standard; and then we made it appealing for those customers to step up to the Creative Suite premium.

 Sterling Auty  - J.P. Morgan - Analyst

 Do you think it is going to be the 720,000 CS1 owners — do you expect to seem them kind of upgrade along the traditional upgrade cycle, where I believe like the first 90 days there’s usually a surge; and then you think that you maintain, as you talked about with CS1, by just further penetrating the untapped market? Or do you think the upgrades will kind of follow the same pattern, as kind of the gradual or sustainable uptick that you saw the first time around?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Hard to tell. The opportunity in both cases is a large opportunity. I suspect it will still be more dependent on new users, people who are using the standalone products, Photoshop and Illustrator, who will move to Creative Suite 2 than just the people who have bought the original 720,000. There’s so much in the suite, it will take those who bought the previous suite probably a little bit longer before they move up to the Creative Suite 2.

 Sterling Auty  - J.P. Morgan - Analyst

 Let me do one more on CS2, get to Acrobat 7, and then the merger.

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Just before you do that, Sterling, the other thing when you think about this customer, this is a customer that cares about the quality of the work that they are producing. They are typically either being paid by a corporation to do the work, or they work for the corporation and they really don’t care about the relatively small expense. These customers are charging their corporate clients tens of thousands of dollars, in some cases, hundreds of thousands of dollars to produce a website, to produce a TV commercial, to produce an ad.

The cost of an upgrade or the cost of the new product is irrelevant. As long as they are working and they are employed, these people spend thousands and thousands of dollars on products and services. So this is typically not a price-sensitive customer unless the economy is tough shape or unless they’re — as I have joked in the past, (indiscernible) mean to be insensitive — but unless they were working on Starbucks, meaning that they were unemployed.

 Sterling Auty  - J.P. Morgan - Analyst

 We have the English versions in U.S.-Canada are out. But can you give us an update on what the strategy for international is going to be? Are you going to do English international versions and then a little bit later some of the foreign language? Are all the international versions coming at once? And remind us what the timeline for that is.

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Typically when we ship English, we tend to ship English worldwide. So wherever English is appropriate, like in the UK we will ship international English; and much of that has been shipped or the initial shipments have gone out. The foreign languages, what we said, will go out either towards the end of this quarter or into Q3; and we haven’t been more specific than that.

 Sterling Auty  - J.P. Morgan - Analyst

 Okay. Let’s jump into Acrobat 7. As you look at what you guys did in the February quarter, can you give us a sense as to what we saw out of the Acrobat 7 in terms of upgrade versus new seats?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 We don’t break out the percentage of upgrade versus new seats. Acrobat, unlike the Creative Professional products, tends to be more of a new seat business for Adobe. Clearly in the first quarter or the first two quarters we do get more upgrades as a percentage of revenue than we would during a typical point in the cycle, but still not the majority of the revenue. The majority of revenue is clearly new seats, and that is what we focus in on.

 Sterling Auty  - J.P. Morgan - Analyst

 Then, I think it was Acrobat 6 that you went to the kind of tiered versions of Acrobat. Can you give us a sense, as 7 has launched, what is happening with the pro versus standard? Where are users trending towards?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 It has been a strategy that has proven to work extremely well. Having multiple SKUs, we find that people who would typically buy the base product at a fair, and sometimes of not having the right feature set, they will buy the more professional product. Those verticals where they actually need the features, the creative professionals, people in the architectural engineering and construction industries, step up for the higher price SKU.

What we have seen is about half of that revenue is coming from the professional SKU; half the revenue coming from the standard SKU. Have not seen a significant change in that.

 Sterling Auty  - J.P. Morgan - Analyst

 Kind of along those lines, you have both solutions dedicated or geared toward vertical industries like AEC. You also have server-based products in terms of some of the form, Acrobat form type of stuff. What areas are seeing the most traction? Where is the greatest near-term opportunity with either the vertical or kind of the horizontal type solutions?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 The biggest near-term opportunity for Adobe in that segment is clearly in the verticals, in the architectural engineering, construction, manufacturing arenas. We have 3D capability with Acrobat 7, which means that as a manufacturer instead of using FedEx or DHL or proprietary clients I can now pass along my 3D drawing right within my PDF, to show to my prospective manufacturer or client or vendor or whatever. That will make life a lot easier, and that will have a big impact on our business.

The form server business, that is a multiple-year effort. It won’t be until the end of this year until we start rolling out the SAP component; or SAP won’t start rolling out the component in a more serious way of the Adobe LiveCycle interactive forms. The IBM solutions that we have been working with them on are just now getting rolled out. They just announced recently their insurance solutions which include our technology or our products. So that will ultimately represent a greater piece of that revenue, we believe; however, in the short term, it will be much more the verticalization strategy that we have with Acrobat desktop.

 Sterling Auty  - J.P. Morgan - Analyst

 Great. I want to make sure we jump into the Macromedia acquisition. Can you just give us a quick update in terms of where you were in the process and what the timeline between now and the prospective close would be?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 I wish I could snap my fingers and have it done today. Unfortunately we do have to go through the regulatory processes around the world. We expect to file our S-4 sometime in June; and we expect to close the deal sometime in the fall. Other than that I can’t be more specific because I don’t know.

 Sterling Auty  - J.P. Morgan - Analyst

 One of the questions I get hit with a lot, as you might imagine, is looking at some of the products and the overlap with Macromedia. Why is it that you have kind of continued to hold fast to the idea that you should not have any antitrust issues?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 If you look at the products from both Companies, they really don’t compete. Our customers are using the products in different ways. If you look at a product like GoLive it has been focused on Web design; versus a Dreamweaver which has been focused at the Web developer. If you look at a FreeHand and Illustrator, first of all it is a very crowded category; you have lots of open source products like Illustrator. You have other competitive products like CorelDRAW which actually outsells both of those products in the country of Germany.

And then many of our customers use both products in their workflow because they take advantage of features that don’t exist in either of the products, but exist in one of the two products.

 Sterling Auty  - J.P. Morgan - Analyst

 Just drilling, for people’s understanding, when you say designer versus developer in the Web for the GoLive, just explain a little bit more exactly what it is that you mean.

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 The GoLive designer is more concerned about the look and feel of their website. They tend to be smaller shops. They tend to be people doing school sites. They tend to be hobbyists. They are not doing heavy-duty sites that requires a lot of interactivity with the back end. So doing things like Web commerce is much easier in a tool like Dreamweaver than it is in GoLive. Or hooking up to a back-end database is much easier for Dreamweaver that it is for GoLive. GoLive, if you wanted to do that with a GoLive, it is a much more complex activity.

 Sterling Auty  - J.P. Morgan - Analyst

 Correct me if I am wrong, but as I look at the two management teams of the Companies, there doesn’t look like there is a lot of acquisition experience between the two management teams. Now you came over from an acquisition years ago, but what are you doing to really help ensure the smooth transition and integration of the two Companies?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Just for clarification purposes, there is a little bit more experience there than you may realize. First of all, I did come over through the Adobe-Aldus acquisition or merger a number of years ago. I had the benefit of not being tied emotionally into either company as I had just joined Aldus as an executive knowing that the Adobe merger or the Adobe acquisition of Aldus was going to happen. I got to watch Adobe and Aldus go through that very lengthy process. Keep in mind that was an acquisition or a deal where both companies were approximately the same size.

I also did have the opportunity to participate in Adobe’s acquisition of Accelio. Now, on the surface you would say, well, that is a pretty small acquisition, $72 million; that is not like Adobe acquiring Macromedia for 3.4 billion. The reality is the Accelio acquisition was in some ways more complex than what we anticipate happening with Macromedia.

There were about 600 employees. They were in Ottawa, Canada. It was clearly a broken company that we were buying, in that they were in the middle of a hostile takeover. They were losing money. They were also in a business that at that point in time, the enterprise business, that was brand-new for Adobe.

Here we are merging with a company that is in the same business that we are in; a company that we have followed and known — and sued — for many many years; an employee set who are as passionate about we are, with a very similar mission in life about helping people and organizations communicate better through rich, compelling, interactive information.

And they’re local. Most of the Adobe executives live on the peninsula, which means getting to San Francisco is pretty similar from driving down to San Jose. So I don’t want to trivialize the task ahead of us, because all integrations are difficult. The reality is this one seems like it should be easier than most.

With that said, I do have somebody on my staff whose job has been to help Shantanu and myself and the other executives on strategy. He’s spending the bulk of his time in integration and he has experience. We have also hired a number of consultants who have lots of experience. We have got a great plan and I think we will get through this pretty smoothly.

The intent is to use the Adobe infrastructure, the one that has been responsible for predictability and reliability over the last five years, as our ongoing business process. The good news is that Macromedia has just gone through, over the last couple of years, of putting their business processes in shape, consolidating their systems. So once again should be relatively easy as far as integrations go.

 Sterling Auty  - J.P. Morgan - Analyst

 Okay, great. At this point I want to turn it over to the audience to open it up for questions.

 QUESTION AND ANSWER

Unidentified Audience Member

 I think Adobe has had a great strategy over the years of, well, (ph) having great products that were difficult for Microsoft to approach, and also having the strategy of staying away from Microsoft’s track. It looks like the Macromedia thing is the first departure I have seen since Adobe became public of possibly staying away pretty far from Microsoft’s track, and (indiscernible) a little bit more head-on-head at some point. Do you feel that that is a correct observation?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Yes. Just to summarize for everybody in the room and for the people on the webcast, the question was, it seems like, at least on the surface, that by acquiring Macromedia we’re going to bring more attention to Adobe by Microsoft; and that we are going to be competing more head-to-head with them. The reality is, what we get with Macromedia is a set of solutions and products and the people behind them that enhance our strategy, which moves us even further away from Microsoft.

The fact that Macromedia is even stronger than Adobe on non-PC devices; the fact that they have negotiated deals with more than 100 different device manufacturers to embed flash their player on the platform; the combination of flash and PDF as an industry-defining technology platform that cuts across the multiple operating systems and multiple devices makes us much more different than Microsoft.

Remember, Microsoft at the end of the day is focused on one operating system. Their business model forces them to protect things like Microsoft Office and Microsoft Windows. We have a much different strategy, and the Macromedia helps us enhance that strategy.

Unidentified Audience Member

 I guess I am thinking that (inaudible).

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 So the comment was, I guess, that he is thinking that — this gentlemen thinks it is a threat to Microsoft. You know, it’s interesting. As a $40 billion company, Microsoft has lots of stress and lots of threats. It is a company that has to grow one or two times the size of Adobe every single year. It is a company who has just about every regulator anywhere in the world out to get them, or at least investigating them.

They have both partners and competitors alike that really either don’t want to do business with them or compete ferociously against them. And they have a set of employees that haven’t seen their compensation structure or their stock price rise in about five or six years. I don’t think at the end of the day Adobe is what keeps Steve Ballmer up at night. I think there’s a lot of other companies and issues that keep Steve up at night.

 Sterling Auty  - J.P. Morgan - Analyst

 Other questions? In the back?

Unidentified Audience Member

 I have a two-part question on (indiscernible). The first is, I am curious if you can share with us specifically how you (inaudible) accelerate revenue with this acquisition?

Secondly, they’re cost structure, their model, is it different than yours? Can you share with us what plans you have to take (ph) theirs or closely approximate yours? I think you mentioned (inaudible). What else are you going to do?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 So, a question around revenue synergies, cost synergies, business models as it relates to the Macromedia merger. First of all, the reason we’re doing this deal is for the long-term revenue synergies. I think there’s multiple opportunities for us to take advantage a it, and let me give you some examples of that.

First of all, I talked about this industry-defining technology platform. The combination of flash and PDF. They have been very successful in monetizing flash as a mobile embedded device. It is certainly an opportunity to do something similar with Reader and take advantage of that. Adobe has shown some digital imaging technology publicly for the similar mobile devices. So those synergies could give us more to sell to those same, both carriers and handset manufacturers, as well as in the future consumer electronic makers.

Second set of synergies has to do with the creative professional people doing Web design, Web development, video work et cetera. A combination of Illustrator and Photoshop and Dreamweaver means we can provide value to our customers; and as we have demonstrated with the Creative Suite 1, and hopefully what we’ll soon be demonstrating with the Creative Suite 2, by providing more value we get more revenue.

The third strategy has to do with what we are doing in the enterprise. Adobe did about $100 million last year around providing mission-critical document solutions to the enterprise. It’s about taking information from the SAP system, from an IBM content management system, from Documentum’s content management system and present it in a reliable compelling way with intelligence; and then allowing or helping that information to get back into the enterprise.

Well, Macromedia has been working with a similar strategy around flash with a product called Flex, where they take information from those same enterprise systems and present it in a rich interactive way. We think the combination of LiveCycle and Flex represents a lot of opportunity for us.

Another example of synergy is what we could potentially do with Acrobat PDF and Breeze. Acrobat, more and more people are using Acrobat for reliable document exchange and collaboration. Breeze is a solution for Macromedia that takes advantage of flash for real-time collaboration. If you think about Acrobat as asynchronous or off-line collaboration, combined with Breeze’s real-time collaboration, it could get very exciting.

And then you think about all the new opportunities that could exist, taking advantage of that industry-defining platform. It gets very exciting. Remember, we’re living in a world in which information is exploding. It is harder and harder for people and organizations to communicate, because there is so much going on; there is so much information being created; and where people are consuming and interacting with that information is becoming more and more diverse. That is an opportunity for a company, and now with the addition of Macromedia for a combined company, to provide greater solutions than ever before around this industry-defining presentation technology platform.

In terms of the margins, what we have said — we have not given specifics. There is certainly cost synergy there on the infrastructure side. There is cost synergy on some of the sales and marketing side. We like the margins that Adobe has; clearly we are much larger. We will be using our infrastructure, and our hope is that over time you will see a business model pretty similar to what you see today at Adobe.

 Sterling Auty  - J.P. Morgan - Analyst

 Other questions? How about if we throw in, in terms of timing, why do the deal now? I think it’s one of these things that people thought Adobe and Macromedia would get together every year for the last 10 years. Why is it now? Is it your stock price? Is it that flash in the mobile area is starting to go through an inflection point? You don’t want them to get too big before you do it? Why now?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 More than anything else it had to do with the risk profile. Rob Burgess and I — Rob Burgess, Macromedia’s previous CEO and current Executive Chair — have been sitting down for the last few years talking about the industry, talking about the opportunities, talking about our visions. What we are realized, first of all, is the same thing, Sterling, you just brought up. Is, it has always made sense. We always shared a common vision. We have employees that are very passionate about products and customers. So the question became timing.

If you look back about two years ago, when it made lots of sense, the reality was Adobe was very focused on its enterprise business. It was new for us; we wanted to get it off the ground; it re presented tremendous opportunity to leverage what we had done with PDF and Reader.

Macromedia had a great strategy a couple years ago, but it was unproven. They also had a business that was just coming out of the dot-com blow-up, and they were just reorganizing and consolidating their business processes. To buy a company in terms of whose strategy was yet unproven, strategy around things like Flex and mobility and collaboration, and to buy a company that was still undergoing its own transformation, I thought would have been too much of a risk for Adobe and its shareholders, given that we are not one that typically buys lots of companies.

The fact that they have proven that their strategy is working, the fact that we are buying a healthy company, suggested to me and the rest of the Board that this was a great time to move ahead. For Macromedia, what Rob and Stephen Elop have said, it was a great time because the combination of the company gives them scale to realize their vision.

Unidentified Audience Member

 (Inaudible question - microphone inaccessible) Historically Adobe was a very good proxy if (indiscernible) the market share changes between the Windows world and the Apple world. (indiscernible) I am kind of curious, sort of two-fold. A, are you seeing any changes there? And B, does (indiscernible) present any new opportunity for you at all?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 First of all in terms of the Apple-Windows mix, Adobe’s business has been relatively stable as a percentage. I think Mac has dropped a little bit, but that is because for the most part Acrobat is more of a business — a tool used within generic business or knowledge workers, which tends to be more Windows dominated.

But overall, the Mac business has been relatively stable, and I think that is attributed to the fact that Apple has done a very good job of keeping the creative professional happy. The new high-end machines, the G5s, and the high-end PowerBooks, and even in some cases the iMacs, the high-end iMacs, are very attractive to our joint customer. I believe that with Steve Jobs at the helm that will continue to be the case.

Clearly where we don’t — it doesn’t benefit us or hurt us one way or the other is what Steve or what Apple does on the low end, on the consumer side. Because that is not an area where Adobe participates a lot.

In terms of Longhorn, it is more of a longer-term opportunity. Keep in mind, it takes about — at least historically — it has taken about two, three years for Microsoft to get enough distribution or enough mass with the platform for it to have an impact. We’re now living in an environment where people are a little bit more skeptical about upgrading to that new operating system.

We will have the opportunity since we are — I think the combination of Adobe and Macromedia probably makes us their largest ISV, independent software vendor, for desktop applications. We will have an opportunity to take advantage of an EUI, their user interface, the same we did with Mac OS 10. When people do upgrade computers, when they do upgrade their operating system, the typically use that as an opportunity to buy new software, both new units as well as upgrades.

So that probably represents the biggest opportunity for us, is as they get people to migrate we should see some impact on our software purchases or licenses.

 Sterling Auty  - J.P. Morgan - Analyst

 How about in terms of as we look at when you introduce Creative Suite, there is an awful lot kind of going in your favor. You had Apple was coming out with the GS5 (sic), OS 10, so there was momentum on the Apple side. The economy was kind of behind you. Advertising was really starting to pick up and have a tailwind.

I know we started with kind of a high-level, but what do you see as the catalyst as you go into the CS2 launch year, as the catalyst for let’s say the next year, that should hopefully help drive growth?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 Probably the biggest impact on the Creative Suite 2 — in fact it was a big impact on the Creative Suite 1 — with what is happening within design. We spent years, as early as 1996 on the engineering side, creating a platform for print publishers, newspaper, magazine, advertising agencies, to lay out their information in a very compelling way. We are just beginning to see the movement away from Quark, which has been the historical dominant player, to InDesign.

Many of those customers — like a Hearst, who is now publishing all of their 18 magazines using InDesign; a Nurative (ph) Corporation; a Daily Telegraph in London; and so on — that are just now beginning to move to the Creative Suite. In countries like Japan we are just beginning to see that migration happen. Instead of buying InDesign they typically buy the Creative Suite.

A relatively stable economy helps us a lot. The fact that those digital cameras are more powerful and are more attractive than ever before helps us with the Creative Suite. And the value proposition is so great; if you look at within each of those applications, there is at least one compelling feature. There was a review in — I think it was two weeks ago — the front page of the New York Times business section had a review of Photoshop. Now, just the fact that they actually reviewed a product on the front page of the business section I found fascinating.

But when you read that review, and you read some of the cool features in that one product, and you think about the features that we added to Illustrator and the features that we added to InDesign, and you think about the Bridge application, and the Version Cue functionality, it becomes very compelling for that customer to upgrade.

Additionally, they continue to move to Apple’s new operating system and new computers. Apple just announced Tiger, which we also think will be a compelling event. The other is Intel with their dual core CPU strategy. We benefit from that and, again, the Creative Suite components of it (inaudible) will take advantage of it.

 Sterling Auty  - J.P. Morgan - Analyst

 I want to push a little bit harder on the cost synergy side for Macromedia. When you talk about —let’s start with the infrastructure side. I think they just moved into, expanded into a new headquarters. What is about the infrastructure side where you see some of those synergies? Is it facilities, is it people, is it a combination? Where is the biggest opportunity?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 We will get some synergy on facilities around the world. If you have two offices in Munich, Germany, you probably consolidate to one. (indiscernible) If you have two offices in Tokyo, Japan, you probably don’t need two, you consolidate to one. But the reality is where we will get the most synergy is on the systems side. We will get synergy in legal. We will get synergy in HR. It won’t be predominantly facilities.

We will also get synergy with the channel portion of our business. You don’t need — there is already a question of how much value distributors and distribution adds to our business. You certainly don’t need two people calling on the same distributor. You don’t need two sets of sales managers around the world. So we will see a lot of synergy there.

 Sterling Auty  - J.P. Morgan - Analyst

 Okay. In the mobile arena, we have touched on flash has obviously made a good presence. Talked about some of the technologies being integrated. But Adobe stand-alone, where is the mobile opportunity now, and where are you taking it going forward around the Acrobat opportunities (multiple speakers) ?

 Bruce Chizen  - Adobe Systems Incorporated - CEO

 As a stand-alone Company we’ve been doing two things. One has been we have been optimizing our existing solutions for the mobile community. So buying the Creative Suite 2 you better author content for those non-PC devices, illustrations, images, and other types of content. We have also been working with some of the similar handset manufacturers as Macromedia has been working with. Not to the extent that they have, but if you look at somebody like an NTT DoCoMo, who is the dominant carrier in Japan, with their new Foma phones, the number one feature that they talk about is the fact that you can now read PDF content.

PDF content is more popular on the Web than any other content other than HTML. The fact that their new mobile customers can take a subway map or take an advertising brochure or a data sheet and read it on these powerful handsets was a compelling reason for them to put the Reader on those devices; and we do make money on that.

In addition, we have not announced any specific deals yet, but we’ve been working on some interesting digital imaging technology related to Photoshop that we could certainly sell to those similar carriers or handset manufacturers. With Macromedia, we certainly get much more leverage. Not only do we have access to the more than 100 customers that they have done business with, but we also have an opportunity to produce new products and services that take advantage of the embedded software that is on their devices.

 Sterling Auty  - J.P. Morgan - Analyst

 Great. With that, let me thank both Bruce Chizen and Mike Saviage from Adobe. Thank you.

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Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

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